333-10894

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

02045046

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

RECD S.E.C. JUL 1 2002 1086

P.E. 6-28-02

For the month of MAY & JUNE, ~~19~~ 2002.

FILTRONIC PLC
(Translation of Registrant's Name Into English)

THE WATERFRONT, SALTS MILL RD., SALTAIRE, SHIPLEY BD18 3TT, UK
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

PROCESSED JUL 17 2002 THOMSON FINANCIAL

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation

to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents Into English.

Reference is made to Rule 12b-12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FILTRONIC PLC
(Registrant)

Date JUNE 28, 2002 By Fiona Pick
(Signature)[1]

FIONA PICK
ASST. COMPANY SECRETARY

[1]Print the name and title of the signing officer under his signature.

Company	Filtronic PLC
TIDM	FTC
Headline	Notice of Results
Released	09:35 25 Jun 2002
Number	7020X

For Immediate release
25 June 2002

Filtronic PLC

Filtronic PLC, a leading designer and manufacturer of customised microwave products, will announce its preliminary results for the year ended 31 May 2002 on Monday 29 July 2002.
An analyst briefing will be held at The City of London Club, 19 Old Broad Street, London, EC2 at 9:15am.

For further information please contact:

Paul McManus, Charlotte Barker, Binns & Co.
020 7786 9600

END

Company	Filtronic PLC
TIDM	FTC
Headline	Holding(s) in Company
Released	16:37 27 Jun 2002
Number	8705X

Filtronic plc – Holding(s) in Company

27 June 2002

Pursuant to Section 198 of the Companies Act (as amended) the Company has received notification from Fidelity International Limited that as of 26 June 2002, the total notifiable interest of Fidelity International Limited and certain of its subsidiary companies, also comprising the notifiable interest of Mr Edmond C Johnstone 3rd, principal shareholder of Fidelity International Limited, in the ordinary shares of the Company is 9,069,538 being 12.25% of the issued share capital.

END